 Exhibit (j)(i)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated August 25, 2016, relating to the financial statements and financial highlights of Oppenheimer Revenue Weighted ETF Trust, comprising Oppenheimer Large Cap Revenue ETF, Oppenheimer Mid Cap Revenue ETF, Oppenheimer Small Cap Revenue ETF, Oppenheimer Financials Sector Revenue ETF, Oppenheimer ADR Revenue ETF, Oppenheimer Navellier Overall A-100 Revenue ETF, Oppenheimer Ultra Dividend Revenue ETF, and Oppenheimer Global Growth Revenue ETF, for the year ended June 30, 2016, and to the references to our firm under the headings “Additional Notices” and “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Cohen & Company, Ltd.

Cleveland, Ohio

October 24, 2016